Exhibit 99.2

Greenbrook TMS Announces Preliminary First Quarter 2021 Operational and Financial Results

TORONTO--(BUSINESS WIRE)--May 4, 2021--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”) today announced certain preliminary unaudited operational and financial results for the first quarter ended March 31, 2021 (“Q1 2021”). All values in this news release are in United States dollars, unless otherwise stated.

PRELIMINARY Q1 2021 OPERATIONAL AND FINANCIAL HIGHLIGHTS

  New patient starts increased by 11% to 1,583 as compared to the fourth quarter of 2020 (“Q4 2020”)and by 19% as compared to the first quarter of 2020 (“Q1 2020”).
  Quarterly revenue is expected to be in the range of $11.1 million to $11.4 million, a sequential increase of between 12% to 15% as compared to Q4 2020 and a decrease of between 3% and 0% as compared to Q1 2020. This is despite a series of significant weather events, which led to temporary closures of many of our TMS centers across our network, and also includes provisions against revenue.
  Treatment volumes decreased by 4% to 52,126 as compared to Q4 2020 due to typical seasonal factors, amplified by harsh winter weather in parts of the United States. Despite these factors we managed year-over-year growth of 9% as compared to Q1 2020.
  Consultations performed, an important performance indicator for the Company, increased by 52% as compared to Q1 2020, which points to encouraging prospects for the remainder of 2021.

Bill Leonard, President and Chief Executive Officer of Greenbrook, commented:

“Despite a challenging operating environment, highlighted by a significant winter surge in the COVID-19 pandemic, unusual weather events, and historically typical Q1 seasonality, we are encouraged by our preliminary results, managing a strong bounce back in revenue from Q4 2020. We are proud of our team’s efforts to continue to treat patients suffering from treatment resistant depression and obsessive-compulsive disorder during this difficult time. Depression rates have increased significantly since the onset of the COVID-19 pandemic and we believe that our services are needed now more than ever. We are particularly excited about our leading indicators, with record highs in consultations performed and new patient starts, and at the prospect of leveraging this momentum throughout 2021.”

About Greenbrook TMS Inc.

Operating through 128 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 620,000 TMS treatments to over 17,000 patients struggling with depression.

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial or operating performance, constitutes forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:
investorrelations@greenbrooktms.com
1-855-797-4867